UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                                    IGI, INC.
                                    ---------
                                (Name of Issuer)


                      Common Stock, .01 par value per share
                      -------------------------------------
                         (Title of Class of Securities)


                                   449575 10 9
                                   -----------
                                 (CUSIP Number)


                                  Frank Gerardi
                           c/o Univest Mgt. Inc. EPSP
                              149 West Village Way
                                Jupiter, FL 33458
                                 (561) 748-7230
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 5, 2002
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 19 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.     449575 10 9

1.    NAME OF REPORTING PERSON: Frank Gerardi

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION: USA

Number of Shares Beneficially Owned by Each Reporting Person With

      7.   SOLE VOTING POWER            992,700
      8.   SHARED VOTING POWER          0
      9.   SOLE DISPOSITIVE POWER       992,700
      10.  SHARED DISPOSITIVE POWER     0


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  992,700


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   8.73%

14.   TYPE OF REPORTING PERSON:  IN


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
           This Statement amends and supplements the Statement on Schedule 13D, filed by Frank Gerardi with respect to the Common Stock, par value $.01 per share of IGI, Inc. (the "Company").



Item 3 is hereby amended by striking out the present language thereof and inserting in lieu thereof the following new language:

ITEM 3.    Source and Amount of Funds or Other Consideration:

           Mr. Gerardi purchased 992,700 shares of Company Common Stock, which includes 120,000 options to purchase Common Stock, in separate transactions from 1999 to 2002. The Common Stock was purchased for prices ranging from a low of $0.48 to a high of $0.98 per share, with the option prices ranging from a low of $1.50 to a high of $8.58 per share. Mr. Gerardi used funds on hand to acquire said shares of Common Stock.



Item 5(a) is hereby amended by striking out the present language thereof and inserting in lieu thereof the following new language:

ITEM 5.    Interest in Securities of the Issuer:

          (a) Mr. Gerardi beneficially owns 872,700 shares of Common Stock, and 120,000 options to purchase Common Stock, together constituting approximately 8.73% of shares of Common Stock outstanding.



                  [Remainder of Page Intentionally Left Blank]






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
Signature
---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 5, 2002

                                        Signature

                                        /s/ Frank Gerardi
                                        --------------------------------
                                        Name: Frank Gerardi















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